[Letterhead of Cadwalader, Wickersham & Taft LLP]


                                  June 5, 2006

Ms. Susan Block
Attorney Adviser
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

            Re: BCAP LLC, Pre-Effective Amendment No. 2 to the Registration Statement on Form S-3 (File No. 333-133181)

Dear Ms. Block:

            We are acting as special counsel to BCAP LLC, the registrant (the "Registrant"), under the above-referenced Registration Statement (the "Registration Statement"). We have reviewed your letter dated May 25, 2006 (the "Comment Letter") transmitting comments of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") to Pre-Effective Amendment No. 1 to the Registration Statement. We have reviewed the Staff's comments contained in the Comment Letter with representatives of the Registrant. The following are the responses of the Registrant to the Staff's comments, and we are submitting today Pre-Effective Amendment No. 2 to the Registration Statement, which, as indicated below, implements changes requested by the Staff in the Comment Letter. Capitalized terms used in this letter without definition have the meanings given them in the base prospectus (the "Base Prospectus"), the form of prospectus supplement that may be used in offering certificates (the "Certificates Prospectus Supplement") or the form of prospectus supplement that may be used in offering notes (the "Notes Prospectus Supplement", and together with Certificates Prospectus Supplement, the "Prospectus Supplements") included in the Registration Statement, as amended. The Prospectus Supplements together with the Base Prospectus are referred to in the letter as the "Prospectus." The paragraph numbers of this letter correspond to the numbered paragraphs in the Comment Letter, a copy of which is attached to this letter.

            With respect to the Comment Letter, the Registrant has instructed us to advise you as follows:

            1. The Staff's requested change has been made.

Ms. Susan Block                                                     June 5, 2006

            2. Under Regulation AB, an asset-backed security is defined in pertinent part as follows:

      ". . . a security that is primarily serviced by the cash flows of a discrete pool of receivables or other financial assets, either fixed or revolving, that by their terms convert into cash within a finite time period, plus any rights or other assets designed to assure the servicing or timely distributions of proceeds to the security holder . . ." (emphasis added).

      The italicized language defines, in essence, the requirement for credit or liquidity support arrangements, and there is no limitation that the credit support or liquidity arrangement be available solely to support a specific asset pool. While the asset pool itself must be a discrete pool (subject to permitted exceptions set forth in Regulation AB), the rights or other assets, in the Registrant's view, need not relate solely to that discrete pool. So long as the enhancement is there to assure "the servicing or timely distribution of proceeds," it is the Registrant's view that credit support applied concurrently to two or more separate trust funds is consistent with the definition of "asset-backed security."

      While the Registrant expects that a typical series of securities offered pursuant to the Registration Statement would provide for credit and/or liquidity support that applies only to that series, the Registrant does not feel it is constrained by the definition of "asset-backed security" to limit the use of such enhancement so that it only applies to that series. Please note that any shared credit support would need to satisfy the rating agencies rating the securities to at least an investment grade level of certainty that such shared credit support would be available to "assure . . . timely distributions" to investors. If there exist any risks associated with a shared credit support, such risks can be disclosed, just as any other risks associated with credit providers are typically disclosed.

            3. The Registrant is filing a revised form of Sale and Servicing Agreement with this amended Registration Statement.

            We are hopeful that the responses outlined in this letter satisfactorily address the Staff's comments.

            If you have any questions regarding the foregoing responses, please call me at (212) 504-6825.

                                    Very truly yours,


                                    /s/ Michael S. Gambro

                                    Michael S. Gambro



                                      -2-